EXHIBIT (a)(1)(vi)

Form of Reminder E-mail – Dates may change if completion date of Offer is extended

This notice is to remind you that the deadline of October 30, 2009 (9:00 pm, Pacific Daylight Time) is approaching for you to elect to participate in the stock option exchange program. If you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on October 2, 2009 (the “Offering Materials”), you must log into the following website.

To access the site, please use your Employee ID and:

•	First time users, the temporary password provided in the announcement email dated October 2, 2009.

•	Returning users, the password you created during your initial login.

Option Exchange Program Website: https://IDT.equitybenefits.com

Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance or for additional copies of any offering materials should be made by email to: optionexchange@idt.com.

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